328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710 www.platinumgroupmetals.net

News Release	No. 189-2010 September 20, 2010

Platinum Group Metals Added to the S&P/TSX SmallCap Index

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group”) is pleased to announce that it has been added to the S&P/TSX SmallCap Index effective as of market open on Monday, September 20, 2010.

Commenting on the addition Platinum Group President and CEO R. Michael Jones stated, “We are pleased to be added to the S&P/TSX SmallCap Index. It reflects our growth and progress as a public company over the past year. Inclusion in the index will continue to enhance our global visibility as we make strategic decisions related to our business in the near term, as precious metals markets are improving.”

The S&P/TSX SmallCap Index provides an investable index for the Canadian small cap market. The index is float adjusted and market cap weighted and was developed with industry input as the ideal benchmark for those with small cap exposure of the Canadian equity market. The Toronto Stock Exchange (TSX) serves as the distributor of both real-time and historical data for this index. Eligibility criteria include certain levels for market capitalization and liquidity, among other requirements.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. Platinum Group holds mineral rights in both Canada and South Africa and in addition to the WBJV Project 1 Platinum mine with a completed feasibility study, the Company has two active exploration joint ventures with JOGMEC, the Japanese state company. The Company was formed in 2000 and is focused on the development of platinum operations.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.